UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Minco Gold Corporation

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

60253L101

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 60253L101	Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exploration Capital Partners 2000 Limited Partnership 88-0451737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,903,500
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,903,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,903,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 60253L101	Page 3 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exploration Capital Partners 2005 Limited Partnership 20-2316825
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 500,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 60253L101	Page 4 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Resource Capital Investment Corporation 88-0384205
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,403,500
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,403,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,403,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 60253L101	Page 5 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rule Family Trust udt 12/17/98 Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,403,500
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,403,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,403,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60253L101	Page 6 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arthur Richards Rule Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,403,500
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,403,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,403,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 60253L101	Page 7 of 12

The Statement on Schedule 13G, dated July 25, 2005, filed by Exploration Capital 2000, Resource Capital, the Trust and Mr. Rule (all as defined in Item 2 below), as amended by Amendment No. 1 dated February 13, 2007, filed by Exploration Capital 2000, Exploration Capital 2005 (as defined in Item 2 below), Resource Capital, the Trust and Mr. Rule is hereby amended and restated in its entirety to read as follows:

Item 1	(a).	Name of Issuer:

Minco Gold Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia, Canada V6E 2E9

Item 2	(a). - (c).	Name, Principal Business Address and Citizenship of Persons Filing:

	(1)	Exploration Capital Partners 2000 Limited Partnership (“Exploration Capital 2000”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: Nevada

	(2)	Exploration Capital Partners 2005 Limited Partnership (“Exploration Capital 2005”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

	(3)	Resource Capital Investment Corporation (“Resource Capital”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: Nevada

	(4)	Rule Family Trust udt 12/17/98 (the “Trust”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

	(5)	Arthur Richards Rule (“Mr. Rule”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

Item 2	(d).	Title of Class of Securities:

Common Shares without par value

Item 2	(e).	CUSIP Number:

60253L101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

CUSIP No. 60253L101	Page 8 of 12

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 60253L101	Page 9 of 12

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-6) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by (i) Exploration Capital 2000, as the direct beneficial owner of 1,903,500 Common Shares of the Issuer; (ii) Exploration Capital 2005, as the direct beneficial owner of 500,000 Common Shares of the Issuer; (iii) by virtue of its position as General Partner of Exploration Capital 2000 and Exploration Capital 2005, by Resource Capital; (iv) by virtue of its indirect ownership and control of Exploration Capital 2000 and Exploration Capital 2005 (as owner of 100% of Resource Capital) by the Trust; and (v) by virtue of his positions with Resource Capital and ownership interest in the Trust, as described in the following sentence, by Mr. Rule. Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 100% of Resource Capital.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60253L101	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008	Exploration Capital Partners 2000 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 8, 2008	Exploration Capital Partners 2005 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 8, 2008	Resource Capital Investment Corporation

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 8, 2008	Rule Family Trust udt 12/17/98

	By:	Arthur Richards Rule, Trustee

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 8, 2008	Arthur Richards Rule, individually

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Shares of Minco Gold Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 8, 2008	Exploration Capital Partners 2000 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 8, 2008	Exploration Capital Partners 2005 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 8, 2008	Resource Capital Investment Corporation

	By:	/s/ Gretchen Carter
Gretchen Carter, Secretary/Treasurer

Date: February 8, 2008	Rule Family Trust udt 12/17/98

	By:	Arthur Richards Rule, Trustee

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

Date: February 8, 2008	Arthur Richards Rule, individually

	By:	/s/ Gretchen Carter
Gretchen Carter, Attorney-in-Fact

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints JEFFREY HOWARD and GRETCHEN CARTER, and each of them, his true and lawful attorneys-in-fact and agents with full power to sign for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, any report required to be filed with the Securities and Exchange Commission pursuant to either Section 13 or 16 of the Securities Exchange Act of 1934 and any successor or alternate provisions thereto (the “Exchange Act”) of securities of all entities in which the undersigned may, from time to time, have direct or indirect ownership interests, on, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or any other such schedules or forms as may be designated by the Securities and Exchange Commission for such purpose, and any and all amendments thereto and any and all exhibits and other documents necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, and each of them, full power of substitution and revocation in the premises, and generally to do and perform each and every act and thing which said attorneys-in-fact and agents, and each of them, may deem necessary or advisable to facilitate compliance with the provisions of said sections of the Exchange Act, and all regulations of the Securities and Exchange Commission thereunder, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or any substitute or substitutes for any or all of them, may do or cause to be done by virtue of these presents.

IN WITNESS WHEREOF, the undersigned have hereunto executed this Power of Attorney this 22nd day of October, 2004.

/s/ Arthur Richards Rule
Arthur Richards Rule

RULE FAMILY TRUST U/D/T 12/17/98

By:	/s/ Arthur Richards Rule
Arthur Richards Rule, as trustee